Filed by Andina Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Andina Acquisition Corp. III

Registration Statement Number: 333-254927

Date: July 15, 2021

The following transcript (this “Transcript”) corresponds to a video of an interview conducted by IPO Edge with Stryve Foods, LLC (“Stryve”)’s Co-Chief Executive Officer and Chief Marketing Officer, Jaxie Alt, and its Chief Operating Officer and Chief Financial Officer, Alex Hawkins and a copy of which has been posted to Stryve’s website as of the date of this filing.

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John Jannarone, Editor in Chief - IPO Edge: Good afternoon, thank you for joining today’s event I’m John Jannarone, the Editor in Chief of IPO Edge, we have a special event today with Stryve, which of course is going public through a merger with Andina Acquisition Corp. III that’s ticker ANDA.

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John Jannarone, Editor in Chief - IPO Edge: momentarily going to our guests, we have the Co-CEO and CMO, along with the COO and CFO both of these double barreled titles. Before you meet them I like to go through a little bit of housekeeping.

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John Jannarone, Editor in Chief - IPO Edge: a great part of these events is the opportunity to ask questions so you can ask Alex and Jaxie questions on the second our second half of the hour.

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John Jannarone, Editor in Chief - IPO Edge: Additionally, there’s a replay available on IPO-edge.com you can also find that on Bloomberg terminals and Yahoo finance under the ANDA ticker.

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John Jannarone, Editor in Chief - IPO Edge: You can you can submit those questions most easily through the zoom portal which you can see there on your screen, or you can send an email to Editor@IPO-Edge.com and we’ll be on the lookout for those and we’ll get to them.

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John Jannarone, Editor in Chief - IPO Edge: later on in the Program.

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John Jannarone, Editor in Chief - IPO Edge: we’re going to give Jaxie the stage in a second before we do I’d like to point out that today’s product

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John Jannarone, Editor in Chief - IPO Edge: Is near and dear to my heart, built on which comes from South Africa, I have family there, so I discovered it.

John Jannarone, Editor in Chief - IPO Edge: On my own a few years ago it’s delicious and thanks to our friends at Stryve is available here in the United States and Jaxie is going explain what’s so unusual about that, and the next slide you can see the interest in Biltong.

John Jannarone, Editor in Chief - IPO Edge: From our friends at Sentieo it says, Google Trends showing a sharp increase in searches for Biltong and we have to imagine it has lot to do with Stryve. So with that I’m very happy to introduce Jackie Alt who’s the co CEO and CMO of Stryve, Jaxie thanks for being here.

Jaxie Alt, Co-CEO & CMO: And thank you so much for having us Alex and I are thrilled to be here and tell you our story so.

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Jaxie Alt, Co-CEO & CMO: I’ll talk about what Biltong is because many of you out there, probably have not heard of it, if you don’t have family in South Africa.

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Jaxie Alt, Co-CEO & CMO: And what it is, is air dried meat so think about beef jerky which all Americans know and probably grew up eating but healthier.

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Jaxie Alt, Co-CEO & CMO: And so what the process with Biltong is that the jerky is a cooked product right actually putting it in an oven, and you cook it.

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Jaxie Alt, Co-CEO & CMO: Biltong is actually air dried, so what we do is we take meat and slice it and we tumble it and vinegar and spices and we hang it to dry, that’s it.

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Jaxie Alt, Co-CEO & CMO: Super simple no processing and what you end up with is a product that has 50% on average more protein than beef jerky, the number two ingredient in beef jerky is actually water.

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Jaxie Alt, Co-CEO & CMO: And no sugar and nothing artificial. It really tastes very savory and we like to think it tastes like steak and it actually comes sliced like beef jerky we make a stick product so like a meat stick that you would think about.

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Jaxie Alt, Co-CEO & CMO: And we also sell it in a slab form that you can put on a charcuterie board and sort of, you know, premiumize the meat snack category a little bit here, if you will.

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Jaxie Alt, Co-CEO & CMO: But that’s really our first product out of the gate that the first vertical that we have gone into but we have a mission as a company to help America snack, better.

Jaxie Alt, Co-CEO & CMO: We don’t think it’s okay that two thirds of America is obese or overweight and a third of our kids are and there’s a lot of reasons why but one is we’re a nation of snackers and we snack on pretty unhealthy stuff we snack on.

Jaxie Alt, Co-CEO & CMO: crackers and cookies and chips and things that have very little nutritional value and are highly processed, so we are adamant about.

Jaxie Alt, Co-CEO & CMO: Our mission to put better food into the world and better snacks and Biltong absolutely does that.

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Jaxie Alt, Co-CEO & CMO: It’s called Biltong in South Africa it’s also called carne seca in Latin America, so we actually have a carne seca product that we launched recently.

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Jaxie Alt, Co-CEO & CMO: there’s 60 million Hispanic consumers in America they don’t actually know what Biltong is but they know what carne seca is, and it is the exact same process.

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Jaxie Alt, Co-CEO & CMO: And what’s really exciting for us is that we’re the only people that can do this. So we are vertically integrated, we own our own manufacturing which Alex runs and talk more about in a bit.

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Jaxie Alt, Co-CEO & CMO: And we are the only full grant USDA certified Biltong or air dry meat manufacturer in the US. We’re the only one with the scale to be able to really commercialize this across the country.

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Jaxie Alt, Co-CEO & CMO: And Biltong cannot be imported, so there are a lot of reasons.

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Jaxie Alt, Co-CEO & CMO: That, we are very excited about bringing this new product.

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Jaxie Alt, Co-CEO & CMO: to America and because it can’t be imported, the USDA was very slow to get their approval and our chief manufacturing officer is actually the guy, he’s from South Africa.

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Jaxie Alt, Co-CEO & CMO: Many of his recipes are his grandfather’s and his great great grandfather’s and I mean he is actually the person that really drove the USDA.

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Jaxie Alt, Co-CEO & CMO: To approve Biltong for sale in the United States. His dream.

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Jaxie Alt, Co-CEO & CMO: was for every household in America to know what Biltong is right. We’re scratching the surface there, the chart you showed is amazing, and we get super excited to see that. We’ve got a long way to go, still.

Jaxie Alt, Co-CEO & CMO: But when you tell people Americans want healthier options and what we love about our mission.

Jaxie Alt, Co-CEO & CMO: Is we’re for everyone. We’re not for the 1%, we’re for the 99% so our products are sold in Dollar General.

Jaxie Alt, Co-CEO & CMO: Our products are sold in Sprouts, right and everywhere in between, you can find us at Walmart, you can find us at CVS, you can find us at 7-11, online.

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Jaxie Alt, Co-CEO & CMO: We have several different products and price points and things like that, because we want our product available to everyone in America, so we can really try to make a difference and give people a convenient healthy option, especially when they’re on the go, so that they can snack better.

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John Jannarone, Editor in Chief - IPO Edge: that’s terrific and Jaxie is not lying to you, there’s a CVS few blocks from me, I went over there and I bought some. I also got online the slab which.

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John Jannarone, Editor in Chief - IPO Edge: is fantastic, so it adds nicely to a charcuterie board, you cut it up and it’s terrific stuff.

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John Jannarone, Editor in Chief - IPO Edge: we’re going to see a video clip in a second of that, but I just want to point out that Jaxie might be being modest here.

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John Jannarone, Editor in Chief - IPO Edge: didn’t tell us about her background, Dr. Pepper/Snapple so she was there for 17 years and that really taught you a lot about getting distribution and places like that, and how to market a product right Jaxie? Can you tell us about your experience.

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Jaxie Alt, Co-CEO & CMO: Absolutely, I had a wonderful career there I love that company so much, and you know classically trained.

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Jaxie Alt, Co-CEO & CMO: brand marketing all the way up and I was very blessed I got to lead the carbonated.

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Jaxie Alt, Co-CEO & CMO: Marketing business there before I left, which is you know, I was running the marketing for Dr Pepper and Seven Up and Sunkist and A&W and all these wonderful brands, but I wanted to work on healthy food, and I wanted to work.

Jaxie Alt, Co-CEO & CMO: In new channels of distribution. Really was excited by e-commerce and other things like that and I met one of our founders Joe Oblas.

Jaxie Alt, Co-CEO & CMO: And was so inspired by this product, and you know, the ability to say hey let’s build a brand and let’s launch this in America, how often does that come, you know to your doorstep when you’re a marketer.

Jaxie Alt, Co-CEO & CMO: And I really was so inspired by the idea of working on healthy food every day and putting healthy food into the world so.

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Jaxie Alt, Co-CEO & CMO: I jumped ship and came to Stryve about two and a half years ago, and so happy that I did, and really wake up every day excited to come in and try to achieve this mission of ours.

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John Jannarone, Editor in Chief - IPO Edge: All right, great we’re going to meet Alex Hawkins in a moment, but before we do let’s see a little video here for a couple of minutes showing what this product looks like I believe that’s the meat slab cut up right there.

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*Video Plays with Music*

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John Jannarone, Editor in Chief - IPO Edge: All right, okay now let’s um let’s keep both of you here.

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John Jannarone, Editor in Chief - IPO Edge: That was Justin, a quarterback some of you might recognize. Alex thanks for joining.

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John Jannarone, Editor in Chief - IPO Edge: we’re going to talk to you in a bit in a minute here, but some I want to talk about some of the structural tailwinds that are helping a company like Stryve so tell us about that healthier eating and why that’s something that is going to help you out Jaxie.

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Jaxie Alt, Co-CEO & CMO: Sure, I mean obviously you know, health and wellness is a mega trend in America, and people are trying to eat healthier.

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Jaxie Alt, Co-CEO & CMO: So that helps us a lot, also I think Americans have really discovered what sugar does and how it’s really bad for you and your body and it’s frankly addicting.

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Jaxie Alt, Co-CEO & CMO: So a product like ours, with no sugar is something that is very, very appealing to people and it’s interesting because the name is a bit strange Biltong it’s an Africans word.

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Jaxie Alt, Co-CEO & CMO: If I just tell people hey it’s like beef jerky more protein no sugar, people are like ooh let me try it right?

Jaxie Alt, Co-CEO & CMO: That idea of no sugar low carb is very, very important to people.

Jaxie Alt, Co-CEO & CMO: But I think what’s so different about our product when people are really hungering for no pun intended is great tasting healthy snacks because so much many times healthy means eh it doesn’t taste good.

Jaxie Alt, Co-CEO & CMO: And our stuff really tastes good. It’s like steak in a bag, right savory it’s not sweet, it has no sugar but it’s very savory so we actually deliver.

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Jaxie Alt, Co-CEO & CMO: You can get a great taste experience and still be healthy, which I think you know, people really want, and they want it convenient right we’re all in a hurry.

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Jaxie Alt, Co-CEO & CMO: So our product, whether you have it at home with the slab and you want to cut it up, but we are, you know, in bags of sticks are super super portable throw them in your, you know, in the office drawer, your workout bag in your purse whatever.

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Jaxie Alt, Co-CEO & CMO: And so those you know convenience, I think, is another mega trend that really helps our business as well.

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John Jannarone, Editor in Chief - IPO Edge: Totally all right Alex talk numbers a little bit so we’ve.

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John Jannarone, Editor in Chief - IPO Edge: Looked at a lot of different SPAC transactions on this program and written about them. Now there’s nothing wrong with some of these other businesses that are not going to have any revenue for several years, they’re doing very ambitious things but.

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John Jannarone, Editor in Chief - IPO Edge: I think it’s a pretty big distinction between Stryve, and some of those businesses. Tell us about the underlying margins, and you know, ability to make profits that this business model has already demonstrated Alex.

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Alex Hawkins, COO & CFO: Sure, no it’s a great question, I think I think we are fairly differentiated from a number of other.

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Alex Hawkins, COO & CFO: Groups going through this these de-SPAC transactions right now and in large part that’s because, you know we’re a real revenue business, we have been in business, for a number of years, we have a significant consumer base to see our products on shelf.

Alex Hawkins, COO & CFO: And we’ve done it in a manner, where we’re vertically integrated and a significant portion of our businesses is direct to consumer.

Alex Hawkins, COO & CFO: And, and the margin profile that that creates for our business is extremely attractive. The unit economics are fantastic and based on the way we’ve built the business and the business model of.

Alex Hawkins, COO & CFO: Building excess capacity on the front end. We know the demands coming, we know these consumer trends and what Jaxie just mentioned are going to continue to propel our growth forward.

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Alex Hawkins, COO & CFO: And what this allows us to do with the excess capacity on the front end is to experience significant operating leverage as we continue to grow our volumes.

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Alex Hawkins, COO & CFO: You know, in our in our Q1 numbers that we, you know have gone out with.

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Alex Hawkins, COO & CFO: Our gross margin was 39% and that’s with significant operating leverage left to go even in our gross margins as we continue to put volume through the facility.

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Alex Hawkins, COO & CFO: And as we continue to grow we’re going to see operating leverage in our SG&A as well, and so.

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Alex Hawkins, COO & CFO: we’re a team that’s focused on profitability and it’s something that’s very important to us and so we’re, you know, aggressively looking for ways to enhance our margins, to improve our yields and to ultimately become profitable as soon as practical.

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John Jannarone, Editor in Chief - IPO Edge: All right, great um let’s talk about marketing, which is, which is Jaxie’s specialty, so Jaxie tell us about the company’s strategy overall and how you look at return on investment, when you make these marketing investments.

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Jaxie Alt, Co-CEO & CMO: Sure, I mean we have a very tight marketing strategy, I have a few less dollars than I used to have when I was at the Dr. Pepper Snapple group.

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Jaxie Alt, Co-CEO & CMO: So ROI is incredibly important, so we really do three things: we drive awareness, we drive trial we work really hard on repeat and that repeat is what really makes the whole business model work.

Jaxie Alt, Co-CEO & CMO: And from an awareness standpoint, we really do three things, first of all, we have our own digital media spend where we are putting out our message to consumers. It’s primarily Facebook Instagram a little bit of tick tock.

Jaxie Alt, Co-CEO & CMO: Google as well, Pinterest, then we have an influencer strategy where we work with about 50 different influencers. We have two celebrity influencers who are investors in the business Channing Tatum.

Jaxie Alt, Co-CEO & CMO: And Justin Herbert and we’re always looking to sign more those. But then we have a lot of.

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Jaxie Alt, Co-CEO & CMO: influencers who have 10,000 to 50,000 to 100,000 followers that are very, very loyal to them and those influencers talk about our products.

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Jaxie Alt, Co-CEO & CMO: and recommend us, and then we have a more traditional PR strategy, so we.

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Jaxie Alt, Co-CEO & CMO: have things like Men’s Health just named us the number one snack for men right that gives us credibility. So we’re talking about ourselves, influencers are talking about us.

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Jaxie Alt, Co-CEO & CMO: And then really trusted press sources are talking about us as well, for people to, you know, to become aware of what is Stryve and what is Biltong.

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Jaxie Alt, Co-CEO & CMO: Then trial is, really, really important to us, so we do quite a bit in what I would call the shopper marketing arena. So how do we actually drive trial.

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Jaxie Alt, Co-CEO & CMO: and get people to pull it off the shelf at Sprouts, at Walmart, at Target, at Walla at 7-11, at CVS.

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Jaxie Alt, Co-CEO & CMO: We do DEMO sampling as well, which is opening back up obviously when Covid hit demos were stopped and been stopped for about a year, but they are opening back up and we have really high conversion rate.

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Jaxie Alt, Co-CEO & CMO: When we can actually DEMO the product, because it tastes so good, so we can sell quite a bit of product if we can set up in a grocery store, which we do, we have several field marketing people.

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Jaxie Alt, Co-CEO & CMO: Out in markets across the country and we DEMO and use brand ambassadors, so that we can get the brand in front of people where they’re shopping.

Jaxie Alt, Co-CEO & CMO: We before Covid, we did a lot of races and things like that, where we would sample and we will start doing that, again, as well as that comes back.

Jaxie Alt, Co-CEO & CMO: And then the last piece of our strategy is really around repeat so we’ve built a very strong email marketing database list we’re getting up towards half a million names in that now.

Jaxie Alt, Co-CEO & CMO: And we have really loyal consumers that we talk to there and that of course drives our direct to consumer business quite a bit.

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Jaxie Alt, Co-CEO & CMO: But also we can drive people to retail with that. We have an SMS and texting strategy that we use.

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Jaxie Alt, Co-CEO & CMO: And then we use innovation as a way to really drive repeat as well. We launched a lot of really new innovative products we do LTOs limited time offers.

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Jaxie Alt, Co-CEO & CMO: On Stryve.com to get people really interested another reason to talk to them and get them to repeat.

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Jaxie Alt, Co-CEO & CMO: And get them to come back. So we put all of those things together and that’s really the strategy.

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Jaxie Alt, Co-CEO & CMO: And every single thing we look at return on investment. Alex will smile, because you know, he’s very focused, as am I, don’t have, you know, tons of dollars, that I used to have so I’ve got to make sure they work really hard.

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Jaxie Alt, Co-CEO & CMO: And what’s cool about being in a startup is we’re very risk taking so we’ll try a lot, but we’ll fail fast and then stop doing it and do something else.

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Jaxie Alt, Co-CEO & CMO: And we can test, a lot of things and then scale once we we know they they work but we’re very focused on what’s the return.

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Jaxie Alt, Co-CEO & CMO: Very focused especially online on what’s the acquisition cost and what’s the lifetime value of that customer and making sure that those, you know, that those really make sense and what we’re spending makes sense from, you know, what the lifetime value of that customer is.

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John Jannarone, Editor in Chief - IPO Edge: All right, great I want to talk about your customers for a minute, and you know, I want to again emphasize the difference between beef jerky and biltong I mean.

John Jannarone, Editor in Chief - IPO Edge: You know, SLIM Jims or something I probably by my parents weren’t very happy about it when I was 12 years old, but your demos a little bit broader than that right so.

John Jannarone, Editor in Chief - IPO Edge: Tell us tell us.

Jaxie Alt, Co-CEO & CMO: Sure yeah I think that’s like college students right maybe teenagers. Ours is a group we call healthy snack seekers and we built a consumer segmentation really around.

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Jaxie Alt, Co-CEO & CMO: There’s five sub groups of that, but overall we call them healthy snack seekers and.

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Jaxie Alt, Co-CEO & CMO: They break down into what we call fit and focus people that are, you know, very, they work out a lot and very focused on that discipline and dieters people that really watch the calories in calories out.

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Jaxie Alt, Co-CEO & CMO: runners cyclists and then what we call families in motion, and these are people who are very active and they really.

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Jaxie Alt, Co-CEO & CMO: watch what you know their family eats and they want to set a great example for their family and for their kids and you put all of those people together and you’ve got over 150 million Americans.

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Jaxie Alt, Co-CEO & CMO: And only 25% of those people are actually in the meat snack category today, yet they eat meat. We took all the vegans and vegetarians out.

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Jaxie Alt, Co-CEO & CMO: And what that told us is there’s a massive opportunity here, because the category is not.

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Jaxie Alt, Co-CEO & CMO: Relevant to these folks they want to snack, they want to snack healthy but beef jerky doesn’t do it for them. It’s got nitrates, it’s got sugar, artificial things, it’s processed.

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Jaxie Alt, Co-CEO & CMO: And they don’t want that, and so our really sell to our retail partners, which is really exciting is we bring incremental people to this category.

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Jaxie Alt, Co-CEO & CMO: We’re not just stealing share right, we’re bringing people who really care about what they put in their body.

Jaxie Alt, Co-CEO & CMO: And you know, for instance, you know, our stick has, you know, more than 100%, double, actually more than double the protein of a Slim Jim right, and we have 50% more.

Jaxie Alt, Co-CEO & CMO: Protein than beef jerky and and no sugar, nothing artificial so truly a simple clean product that.

Jaxie Alt, Co-CEO & CMO: Is really wonderful for people so that’s really the target consumer you’re, you know your kind of person who has had been eating beef jerky for their whole life.

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Jaxie Alt, Co-CEO & CMO: Um that’s not our that’s not our target right and if they’re going to stay with beef jerky but they’re really not interested in health and wellness we may get a little bit of that because I think our product is actually taste.

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Jaxie Alt, Co-CEO & CMO: You know phenomenal um, but mostly it’s this idea of bringing healthy snacks seekers to the category.

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John Jannarone, Editor in Chief - IPO Edge: All right, Alex I want to turn back to you. Let’s talk about the vertical vertically integrated business model and and how that works and gives you an advantage.

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Alex Hawkins, COO & CFO: Absolutely, so vertical integration is core to our thesis in anything we do now or in the future we’re going to want to vertically integrate.

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Alex Hawkins, COO & CFO: Being able to control that segment of your supply chain has always been important but, is was absolutely magnified over the last, you know, two years you know, in the global economy, and so you know when when Stryve set out to build this manufacturing footprint.

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Alex Hawkins, COO & CFO: It like I mentioned earlier, built excess capacity on the front end, a highly automated state of the art facility.

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Alex Hawkins, COO & CFO: It’s the largest USA approved facility in the country to do air dried meat manufacturing.

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Alex Hawkins, COO & CFO: SQF level two, all the things that you want to have but but what’s really great is it, it creates us as a true supply chain partner to our customers.

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Alex Hawkins, COO & CFO: It allows us to innovate quickly and develop new and test new products and ideas and then are obviously pair that with our direct to consumer, you know, segment of our business that allows us give real.

Alex Hawkins, COO & CFO: You know, quick in rapid feedback on new new product development and things like that that we put forth.

Alex Hawkins, COO & CFO: And then, it creates you know additional margin for us. We’re not paying a grow packer their margin to make our products for us and, and that gives us additional dollars.

Alex Hawkins, COO & CFO: To fall to the bottom line to deploy in marketing and other activities in the business to help us continue to increase our volumes and fill out that excess capacity that we have.

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Alex Hawkins, COO & CFO: And, and so you know, that’s obviously something that is a big part of our business and will continue to be in the future um and hopefully that answers your question.

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John Jannarone, Editor in Chief - IPO Edge: Yes, it does great um let’s there are a number of growth drivers here but let’s talk about M&A. Kalahari and the successful integration you’ve done I don’t know if you guys can both probably speak to this maybe we’ll start with Jaxie.

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Jaxie Alt, Co-CEO & CMO: Yeah I mean I think what’s really exciting is and Alex can walk through it, you know a little bit more of the detail on on.

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Jaxie Alt, Co-CEO & CMO: Because he ran the transaction very successfully, we’re very lucky to have him.

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Jaxie Alt, Co-CEO & CMO: But we had an opportunity here. Kalahari is the number one Biltong brand in the natural channels, so used to be our.

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Jaxie Alt, Co-CEO & CMO: Competitor and Kalahari had gone very targeted after natural whereas Stryve has gone more mainstream.

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Jaxie Alt, Co-CEO & CMO: We now have both of these brands in house which we now are able to from a consumer perspective control.

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Jaxie Alt, Co-CEO & CMO: The category, control the narrative and you know all of the advertising comes from these two brands, so we can really.

Jaxie Alt, Co-CEO & CMO: Control how we speak about biltong and and what this is and really be the dominant company across all channels, whether it is any retail channel.

Jaxie Alt, Co-CEO & CMO: Or direct to consumer we’re absolutely dominant. Kalahari was actually we didn’t make Kalahari so we’re able to bring that in house and vertically integrate that as well, so Alex if you want to speak to any other bit of that.

Alex Hawkins, COO & CFO: Now I mean it’s it’s a a great overview, I mean it was a it was certainly something you know, in the biltong the world, it was like Pepsi buying Coke right, it was.

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Alex Hawkins, COO & CFO: You know the top two competitors in the space, but.

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Alex Hawkins, COO & CFO: It’s it was something where you know, we have a core competency in making acquisitions and integrating businesses and Jaxie obviously has tremendous experience in marketing a portfolio of brands that are generally in the same space and figuring out how to make those differentiated.

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Alex Hawkins, COO & CFO: You know messages to consumers, and so my background is primarily in M&A.

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Alex Hawkins, COO & CFO: For a long time, and so it was something that we were able to do successfully and and we acquired a couple other businesses in the past as well and brought the team on, and you know, have really continued to.

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Alex Hawkins, COO & CFO: You know, perform well in that business.

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John Jannarone, Editor in Chief - IPO Edge: Great um let’s talk about how you can introduce new categories and bring them under the existing umbrella. You’ve got a proven track record and, you know, you can scale these out, especially their distribution network right?

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Alex Hawkins, COO & CFO: Yeah that’s right, so you know we have, we built this healthy healthy snacking platform that’s kind of the thesis here, the first category is gone after is meat sacks.

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Alex Hawkins, COO & CFO: And we’ve got a playbook and we’re going to execute against that and we have tons of room to run within meat snacks.

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Alex Hawkins, COO & CFO: But we’re going to opportunistically look at other categories and and, obviously, if something comes up for us to expand it, we can do that.

Alex Hawkins, COO & CFO: And we’ve proven that we can do that, either through greenfield expansion, building a manufacturing facility building a brand from scratch.

Alex Hawkins, COO & CFO: Or we can do through acquisition, requiring a manufacturing facility or acquiring one we’ve done all of those things at this point in our.

Alex Hawkins, COO & CFO: In our history and so as we continue to move forward, you know we have a team across the board that has the ability to, you know, manage a much larger enterprises, and it has the experience in doing so, and so, as we think about scaling this platform that we’ve built.

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Alex Hawkins, COO & CFO: We can do that in a number of other categories and executing that same playbook and hopefully have a lot of success in doing so. Jaxie I don’t know if you want to touch on any of the other aspects of how we think about evaluating new categories or anything like that?

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Jaxie Alt, Co-CEO & CMO: No I mean we just you know, it all goes back to our mission, we want to help America snack better, but ultimately that’s eat better, live better right, and so, you know, we any.

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Jaxie Alt, Co-CEO & CMO: Opportunities are really exciting to us that we say we truly believe that we can make a difference in how people eat and therefore live healthier, better lives.

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Jaxie Alt, Co-CEO & CMO: We think vertical integration is absolutely important. We think E commerce, the ability to be omni channel is very, very important.

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Jaxie Alt, Co-CEO & CMO: We love categories that are in need of little disruption. The meat snack category you’ve got two players that have 60 share of the category. That screams hey there we need some disruption here.

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Jaxie Alt, Co-CEO & CMO: And so we’re looking at categories like that, and as Alex said we’re tremendously excited about the meat snack categories. It’s an almost $5 billion category.

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Jaxie Alt, Co-CEO & CMO: But total snacking is 92 billion right so there’s other places to go and look at to continue to expand and we really believe this is a platform. A healthy snacking you know, and food platform, not just a meat snack company.

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John Jannarone, Editor in Chief - IPO Edge: All right, great um you know, you touched on this a little bit earlier let’s let’s flush it out a bit more Jaxie so.

John Jannarone, Editor in Chief - IPO Edge: You have an incredible distribution in place already at some of the most well-known retailers. Can you tell us about how that happened, and you know how you’re able to get there so quickly and is there potential to grow even further across some of those big chains.

Jaxie Alt, Co-CEO & CMO: Yeah I mean we’ve got a very aggressive, aggressive in a good way sales force and founders, who are quite aggressive as well, and again in a good way.

Jaxie Alt, Co-CEO & CMO: And our product is truly differentiated and when you go to a retailer, and you say I’ve got health and wellness based product and innovation they’re like check check.

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Jaxie Alt, Co-CEO & CMO: This is something that has never been done before and.

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Jaxie Alt, Co-CEO & CMO: It fits in with what consumers are looking for. You know, we, I don’t want to say it was easy because that’s not the right word to say.

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Jaxie Alt, Co-CEO & CMO: But we had, you know retailer acceptance and when we said we believe this is incremental to your category we’re not trying to steal share.

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Jaxie Alt, Co-CEO & CMO: From the big players we’re actually trying to bring incremental, bring healthy snacks seekers to your category.

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Jaxie Alt, Co-CEO & CMO: We had a lot of interest and then we’re able to speak as well about our online success and you look at, you know the the really tremendous.

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Jaxie Alt, Co-CEO & CMO: Sales that we’re doing on Stryve.com, on Amazon, and then our other branded sites, it really showed our the retail partners people want this, there’s a market for this and I need to have this in my store.

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John Jannarone, Editor in Chief - IPO Edge: All right, um so let’s talk about the other channel which you’ve also touched on, which is DTC and, of course, this is where you can get things like the meat slabs and is that growing quickly and.

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John Jannarone, Editor in Chief - IPO Edge: Perhaps there’s some element of the pandemic that maybe people will shop more through that through that channel?

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Jaxie Alt, Co-CEO & CMO: Yes, it’s growing very quickly. It’s been a really exciting piece of the business. It’s the one you feel like you really control, which is, if you’re, you know.

Jaxie Alt, Co-CEO & CMO: Alex and I are both a little Type A, and so to have that business and be able to, you know, not be dependent on what the, you know, the buyer tells you is pretty exciting.

Jaxie Alt, Co-CEO & CMO: But yeah I think we were in a good position going into Covid in that we had spent the last six months prepping for our really big direct to consumer launch.

Jaxie Alt, Co-CEO & CMO: That happened in February and then Covid the world really shut down in March, so we say we were very prepared.

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Jaxie Alt, Co-CEO & CMO: Which was great, but what we’ve seen is yes, absolutely I think, you know, we got more online sales in March, April, May because people were home right and everyone was on their phones and their computers.

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Jaxie Alt, Co-CEO & CMO: But we have continued to see it grow and we grow, month after month, so as the world is opening back up and everybody is on vacation right now, and the airports are flooded and everyone’s hitting the road.

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Jaxie Alt, Co-CEO & CMO: Our sales continue to grow, and so I think, yes, it did benefit us.

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Jaxie Alt, Co-CEO & CMO: A little bit, but we have a product that people really want and now, people are back out in the world and throwing it in their backpack to go on a camping trip and they’re throwing it in the car for the road trip or they’re buying it at 7-11.

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Jaxie Alt, Co-CEO & CMO: You know or at Wawa when they’re on a drive. We’re at CIBO in the airport, so you know, you’re in the airport grab it because people want healthy snacks.

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John Jannarone, Editor in Chief - IPO Edge: All right, um so let’s talk about another opportunity for growth, you know CVS, for instance, you might have when you first get there, you might have a couple of SKUS, but you can add over time right so tell us how that works.

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Jaxie Alt, Co-CEO & CMO: Sure, I mean really for us in terms of retail distribution, you know, we have some great names, but I’d say we’ve scratched the surface so there’s massive upside for us. We’re in Walmart but we’re not in every Walmart right.

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Jaxie Alt, Co-CEO & CMO: And we’re in Target we’re in, you know, in a couple hundred stores, but we’re not chain wide.

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Jaxie Alt, Co-CEO & CMO: And then there’s several, you know, big retail grocers and things like that that we’re not in yet so that’s massive opportunity, but where we are.

Jaxie Alt, Co-CEO & CMO: We generally get two SKUS in, and you know with Stryve we get up to 4 to 5 SKUs. With Kalahari two biltong SKUs and then two of our crisps SKUs and with.

Jaxie Alt, Co-CEO & CMO: Vacadillos, we have two to three SKUs as well, so lots of upside in terms of being successful and that’s what we always strive to do. No pun intended again.

Jaxie Alt, Co-CEO & CMO: Is get our velocity up and be you know, we want our retailers to say wow this velocity is outstanding I’m going to add another SKU.

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Jaxie Alt, Co-CEO & CMO: Okay I’m going to add Kalahari. Okay I’m going to add Vacadillos or vice versa, depending on what the retailer is.

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Jaxie Alt, Co-CEO & CMO: And so we really feel like we’ve got massive growth opportunity and direct to consumer and we can talk to every single American where they are, whether they want to shop and have it come to their house.

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Jaxie Alt, Co-CEO & CMO: Through our website or through Amazon we’re there, but then the ability to get more distribution and then get more SKUs, you know this business is just ready to explode.

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John Jannarone, Editor in Chief - IPO Edge: All right, we’ve got a bunch of questions coming in, but forgive me, there are a few other topics I wanted to get into with these guys first.

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John Jannarone, Editor in Chief - IPO Edge: I want to talk about your facility that’s in place now and how much capacity, it has, I mean that is to say um it’s not as if you need to build a brand new one, in order to meet demand. Where are you now and and how big can you get. I’m not sure which one you want to take that.

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Alex Hawkins, COO & CFO: Sure, so right now we believe we have about 100 million dollars of revenue capacity installed today.

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Alex Hawkins, COO & CFO: Which is you know.

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Alex Hawkins, COO & CFO: Significantly higher than our current run rate volumes that we’re at.

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Alex Hawkins, COO & CFO: And and with just some modest CAPEX, we can we can nearly double that to around 200 million and allow us to continue to scale even beyond that, with additional CAPEX.

Alex Hawkins, COO & CFO: You know suffice it to say, it’s a highly automated facility and we have a lot of room to grow, without having to add additional Labor and overhead and things like that.

Alex Hawkins, COO & CFO: Or you know, go build from scratch a brand new facility in order to accommodate growth, you know the.

Alex Hawkins, COO & CFO: Again, the thesis is hey the demand is going to come. Jaxie and her team are going to do a phenomenal job of growing the sales.

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Alex Hawkins, COO & CFO: And the retailers are going to pick us up quickly. The last thing we want to have here is us to miss a beat because we don’t have the capacity to wait to build it right so we’ve built on the front end.

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Alex Hawkins, COO & CFO: Because there aren’t really any viable alternatives to manufacture this kind of product given the regulatory landscape with the USDA, you know, we’re it, so we have to make sure we have that capacity on the front end.

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John Jannarone, Editor in Chief - IPO Edge: All right, great um I want to talk about valuation quickly so um there obviously no other listed biltong producers out there.

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John Jannarone, Editor in Chief - IPO Edge: But I just pulled up some of today’s latest numbers from our friends at Sentio.

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John Jannarone, Editor in Chief - IPO Edge: You got beyond meat 10 times 2022 sales . Simply Good Goods 3.7 times.

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John Jannarone, Editor in Chief - IPO Edge: Tattoo Chef four and a half, based on the latest numbers that are publicly available that were given to Andina you’re at 2.2 times so Alex, how do we put that in perspective, how are you different from those other players?

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John Jannarone, Editor in Chief - IPO Edge: You know it, and you know, in addition, obviously being in a discount are there advantages that you believe you have?

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Alex Hawkins, COO & CFO: Yeah I mean I, you know I can’t speak specifically to the other businesses and things like that, but what I can say is relative to a lot of our peers some that you named or, you know some that you didn’t.

Alex Hawkins, COO & CFO: You know we’re vertically integrated. We’re continuing to grow, we have that margin room and margin room to continue to scale as that volume comes to the plan.

Alex Hawkins, COO & CFO: That’s a it’s a very understated differentiating factor, a lot of the upstart good for you brands are buying from co-packers and they’re always going to be.

Alex Hawkins, COO & CFO: At the mercy of their contract manufacturers and we own that segment of our supply chain.

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Alex Hawkins, COO & CFO: Which provides a number of benefits that I’ve already shared and then we have this very significant direct to consumer emphasis you know, in Q1 it was roughly 43% of our net sales.

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Alex Hawkins, COO & CFO: But that also means that we have a very significant wholesale retail business right and that is our omni channel strategy which we’re going to continue to grow, and so I think there’s a number of things that make us really unique in how we approach.

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Alex Hawkins, COO & CFO: Approach the market, not only from our product being differentiated but also our business model that I think is extremely valuable.

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John Jannarone, Editor in Chief - IPO Edge: All right, great let’s go with some of these questions here.

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John Jannarone, Editor in Chief - IPO Edge: First of all, I want to talk about the product, I mean is this being produced in the traditional way and does that mean that you don’t have to put a bunch of garbage in it to.

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John Jannarone, Editor in Chief - IPO Edge: To keep it preserved for a long time, and how long does does it last and I think that some of these other not to bash Slim Jim here, but I think there’s a lot of other stuff in there, that you guys don’t use?

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Jaxie Alt, Co-CEO & CMO: Alex you want to take it or you want me to?

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Alex Hawkins, COO & CFO: No I’m happy to but jump in if you have more to add.

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Alex Hawkins, COO & CFO: But yeah I mean it’s, it is a really an art. It is an artisanal product, what we make and and.

Alex Hawkins, COO & CFO: The real magic that we’ve been able to accomplish here is how do you figure out how to produce an artisanal product at commercial scale, with the volume that we’re putting through right and putting out into the marketplace and we’ve done we believe a fantastic job of that.

Alex Hawkins, COO & CFO: And you know largely the way we’re producing it is the way biltong and air dried meats have been produced for hundreds and hundreds of years.

Alex Hawkins, COO & CFO: And that allows it to be this really natural better for you product with none of this other junk that gets put in a lot of the traditional jerky brands and meat sticks on the marketplace.

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Alex Hawkins, COO & CFO: You know it’s it’s more complicated than this, but it’s simply, you know, meat spices and some vinegar right and that’s really generally what goes into the product and and that allows us to have a superior nutritional panel and and a much cleaner label overall.

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John Jannarone, Editor in Chief - IPO Edge: Great and how long does it take to, you know, from start to finish, to produce you know what you know just, I know you make there’s several varieties, but how long does it take to make it, before it’s you know from from start to finish.

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Alex Hawkins, COO & CFO: So it certainly depends on the products. It’s hard for us to put a fine number on it, but, but like I said it’s a drying process and it’s artisanal.

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Alex Hawkins, COO & CFO: And and we have significant regulatory oversight of the USDA in our facility all day, every day, which we love, because it ensures the highest you know of standards of food safety and quality and and so we’re putting it through, and you know, drying is it as it comes out.

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John Jannarone, Editor in Chief - IPO Edge: All right, great there a few questions here, one thing I just like to point out that comes up sometimes.

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John Jannarone, Editor in Chief - IPO Edge: The ticker will change to I believe SNAX after the merger is consummated but.

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John Jannarone, Editor in Chief - IPO Edge: For those of you who might be new to owning SPACs you don’t need to worry about that if you own shares of ANDA or ANDAW they’ll just flip the ticker will flip in your brokerage account shortly after the close so.

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John Jannarone, Editor in Chief - IPO Edge: No need to go out and buy the new ticker if you don’t want to. Let’s go back to any other questions here about your distribution. When are you going to be in Costco, how many stores, which products and you might already be there? Um Jaxie?

Jaxie Alt, Co-CEO & CMO: We are going to be in Costco very shortly in the Pacific North West so we’re very excited about that and it happens very soon.

John Jannarone, Editor in Chief - IPO Edge: Okay okay great um let’s turn back and it’s probably for Alex, the M&A strategy, what is I mean without without giving away details of your pipeline.

John Jannarone, Editor in Chief - IPO Edge: What would you be looking for? Are there more biltong companies out there to buy or would you be expanding into you know, other product categories like you talked about?

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Alex Hawkins, COO & CFO: So what I’d say is, you know, right now we’re focused on meat snacks and growing, you know, within our our the runway that we have in front of us. We have a number of fantastic brands that we can continue to knock the cover off the ball.

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Alex Hawkins, COO & CFO: So that’s our focus that’s our first vertical that we’re going after.

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Alex Hawkins, COO & CFO: Are there other brands in the meat snacks space that that could be potential targets? I’m sure there are.

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Alex Hawkins, COO & CFO: And we’ll evaluate them opportunistically as they come along but it’s not the primary focus. Right now we are focused on growing the Stryve brand and the Vacadillos brand, and the Kalahari brand, and the Braaitime brand and so and so forth.

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Alex Hawkins, COO & CFO: And then, you know, outside of meat snacks again we’ll be opportunistic and we’ll evaluate things as they come along and as long as they are aligned with our mission, it’s something that we’ll entertain but we’re more focused on the pathway we have in front of us right now.

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John Jannarone, Editor in Chief - IPO Edge: Great um can you talk to talk to us a little bit more about where the meat comes from, is there a grass fed version?

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John Jannarone, Editor in Chief - IPO Edge: Jaxie or Alex.

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John Jannarone, Editor in Chief - IPO Edge: Either one.

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Jaxie Alt, Co-CEO & CMO: Yeah Alex can talk about where it comes from more, but we do have a grass fed line, we sell it on Thrive Market.

Jaxie Alt, Co-CEO & CMO: They only sell grass fed. We have it in Natural Grocers where they only have grass fed products. We sell it online as well.

Jaxie Alt, Co-CEO & CMO: It is a more premium cut so it’s more expensive and like I said earlier, we want to make sure that we have products for all, so the majority of our products are super high quality beef and Alex can talk through that but we absolutely have grass fed line as well.

Alex Hawkins, COO & CFO: Yep that’s right super high quality. We work with a number of different suppliers.

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Alex Hawkins, COO & CFO: You know, across the country and we’re actively, you know.

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Alex Hawkins, COO & CFO: Monitoring the quality as it comes in, you know, in in line with our USDA regulations that were under, again there on site every day and SQF certification as well.

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John Jannarone, Editor in Chief - IPO Edge: Okay, great, um there’s a question here, are there are there any plans for Channing to be more involved in marketing the same way Justin Herbert is?

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Jaxie Alt, Co-CEO & CMO: Sure I’d love for him to. He’s actually shooting a movie right now and he is super busy. I don’t know if you follow him on Instagram, he’s been posting.

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Jaxie Alt, Co-CEO & CMO: From down in the Dominican Republic so he’s quite busy but we love working with him and, yes, we hope you will see more of him in the future.

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John Jannarone, Editor in Chief - IPO Edge: Okay, great question from a Michael who asked another one before, I think, Michael is also a fan of the product.

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John Jannarone, Editor in Chief - IPO Edge: Can you talk to us about the margins.

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John Jannarone, Editor in Chief - IPO Edge: In DTC vs brick and mortar presumably they’re higher because you don’t have that extra layer between you and the consumer and are there, what are the strategies to grow more online, you talked about.

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John Jannarone, Editor in Chief - IPO Edge: I mean, I guess, maybe marketing helps both channels, but maybe you get some thoughts on that Jaxie?

Jaxie Alt, Co-CEO & CMO: Sure yeah I mean we have absolutely seen that our, the marketing that we put forth, absolutely helps both channels and we’ve seen.

Jaxie Alt, Co-CEO & CMO: If we take it down, we’ll get a few of our retail partners, we get weekly sales and we’ll literally see the sales go down so.

Jaxie Alt, Co-CEO & CMO: We really know we’re hitting the right consumers and some of them want to buy online and some of them want to buy when they go to Walmart or you know 7-11 or CVS or wherever. We’ll continue to be very focused and we will put most of our, you know, money will be very digitally based for.

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Jaxie Alt, Co-CEO & CMO: The near term because there’s a lot more that we can do there, and then shopper marketing focused. So when you think about, you know, making sure that we’re really turning in retail that’s really, really important to us.

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Jaxie Alt, Co-CEO & CMO: But we’ve barely scratched the surface in terms of the direct to consumer world and all the places that we can put our messages.

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Jaxie Alt, Co-CEO & CMO: We’re very focused right now on to the Google, Instagram Facebook. There are a lot of other places, and a lot more people.

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Jaxie Alt, Co-CEO & CMO: That we can drive awareness of Stryve with, so to me, the direct to consumer business is just, you know, there’s so much opportunity and that’s one of the you know reasons.

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Jaxie Alt, Co-CEO & CMO: For us to do this SPAC is to get more dollars for marketing for working capital and so as I work with my CFO here to get a little bit more money.

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Jaxie Alt, Co-CEO & CMO: To be able to drive even more marketing and get more consumers whether they want to buy on our dotcom or Amazon, we’re in both places, but we have, you know, a lot of opportunity to talk to many more people.

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John Jannarone, Editor in Chief - IPO Edge: All right, great um I think we talked about other product categories, but can you clarify, though, would you actually be going out of the meat snack category to other things. Uh is there a possibility?

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Jaxie Alt, Co-CEO & CMO: We’re open to it and Alex jump in, I mean, you know, back to our mission help America snack better, and that means eat better, and live better so any category where we believe we can really make a difference.

Jaxie Alt, Co-CEO & CMO: And we can use the playbook that we have have done, and we believe we can be successful, we’re interested in exploring because we.

Jaxie Alt, Co-CEO & CMO: Don’t see ourselves as a meat snack company, we see ourselves as a healthy snack and healthy food company. Very focused on meat snacks right now. There is a huge opportunity to grow there and.

Jaxie Alt, Co-CEO & CMO: You know, again like I said earlier, $5 billion category. I mean there is a lot of growth to be had there.

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Jaxie Alt, Co-CEO & CMO: But you know we really want to meet this mission and so.

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Jaxie Alt, Co-CEO & CMO: We’re looking at, you know, there’s the close in categories, when you think about crackers and chips, right, and the things that are immediate snacking categories, but then you can think broader food categories, you can think about bakery and supplements and.

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Jaxie Alt, Co-CEO & CMO: You know, for all these, this whole world of foods that we could think about and so that’s exciting, you know, to us to dream and do our long-term planning about where’s this business in three years, in five years, in 10 years.

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John Jannarone, Editor in Chief - IPO Edge: Okay, great question here, I think, I think the answer is yes, do Stryve does Stryve manufacture all your SKUs in house.

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Alex Hawkins, COO & CFO: I’d say virtually all of our SKUs. There’s a couple of very, very small things that we currently are not that are in transition, but you know, the vast majority as being manufactured in house, and you know, if given time will hopefully be all.

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John Jannarone, Editor in Chief - IPO Edge: Okay, great, um, do you have any exposure to to commodity prices, so I, so I guess meat I mean, I think you know you talked about vinegar and you know, can you hedge and how does that all look like?

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Alex Hawkins, COO & CFO: Yeah so I can’t speak to any kind of hedging activities or things like that, but what I can say is that you know we posted our strongest gross margin.

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Alex Hawkins, COO & CFO: You know, in the company in the first quarter of this year, amidst a pretty tough environment, as you think about commodity price pressure, labor.

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Alex Hawkins, COO & CFO: You know challenges that are being experienced across the entire economy and we came in, with a 39.2% gross margin for the first quarter of this year and we look to continue to.

Alex Hawkins, COO & CFO: You know capitalize on our our vertical integration and our ability to being nimble, and and you know mitigate any kind of pressure we might have in that because we have much more control of our supply chain.

John Jannarone, Editor in Chief - IPO Edge: um let’s see question here, would you have any expectation of needing to raise more cash in the near term after de-SPAC and I’m go ahead but that might relate to the the capacity of the facility you wouldn’t need to build another one anytime soon.

Alex Hawkins, COO & CFO: Yeah, we won’t need to build another facility, a brand new facility or anything like that anytime soon. We have that capacity in house right now, and you know, we’ll continue to leverage that and leverage our team as we move forward.

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John Jannarone, Editor in Chief - IPO Edge: Great are there, tell us a little bit about the competitive landscape, do you see any other big players out there, there probably are some smaller ones, but are you anticipating any big competitors jumping in and trying to go after your market?

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Jaxie Alt, Co-CEO & CMO: I think they could, I think you know, and Alex can speak to what it takes to actually build a biltong facility.

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Jaxie Alt, Co-CEO & CMO: And everything you have to do on the front end and prove to the USDA, you have to invest significant dollars you can’t just add a little piece on your beef jerky factory.

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Jaxie Alt, Co-CEO & CMO: So it could be done, I think we’ve got, Alex, a two to three year head start if somebody decided to do it right now today and they’ve got to spend a significant amount of money.

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Jaxie Alt, Co-CEO & CMO: And I think if you’re a beef jerky company, you know you’re building something that’s better than your product so.

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Jaxie Alt, Co-CEO & CMO: You know, we’ll see if the beef jerky companies decide to do that, but we absolutely believe, of course, it opportunity people see us growing as fast as we can someone could could try to come in.

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Jaxie Alt, Co-CEO & CMO: And do it for sure. We’re first, we’re the biggest and the USDA is quite strict and Alex can speak more to that on what it takes to get a full grant certification from USDA to produce biltong.

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Alex Hawkins, COO & CFO: Yeah it’s it’s it’s no small task and as Jaxie mentioned, you know, our chief manufacturing officer was one of the pioneers of biltong production or air dried meat production in the United States.

Alex Hawkins, COO & CFO: And spent nearly a decade working in partnership with the USDA just to get them comfortable establishing the food safety protocols and standards.

Alex Hawkins, COO & CFO: You know that would allow for that commercial scale production of air dried meat in the United States and and that takes a significant amount of time, effort, energy and dollars.

Alex Hawkins, COO & CFO: Obviously, the more well capitalized a potential competitor is the faster they could probably get it done so we’re not naive to think that we have this.

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Alex Hawkins, COO & CFO: You know, permanent you know status as the only one of scale in the country, but we know that right now we enjoy that we’re going to continue to attack and gain market share, you know leveraging the assets that we put in place.

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John Jannarone, Editor in Chief - IPO Edge: Great um let’s see question here, um assuming the merger closes, would you have you’ll have significant capital, can we assume to cover all your marketing expenses and so on, so marketing wouldn’t be compromised Jaxie.

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Jaxie Alt, Co-CEO & CMO: No.

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Jaxie Alt, Co-CEO & CMO: It’s going up.

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Jaxie Alt, Co-CEO & CMO: No, yeah we’re good.

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John Jannarone, Editor in Chief - IPO Edge: Um let’s see here, um let’s see here, um giving your healthy snack status, do you plan to use more social media influencers. I think you already have a lot but Jaxie is there a potential to add to that even further?

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Jaxie Alt, Co-CEO & CMO: Oh absolutely we’re always looking to add to the roster and looking for more you know brand ambassadors and.

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Jaxie Alt, Co-CEO & CMO: We like to work with people that really like Justin Herbert legitimately eats our product loves our product, so does Channing, so to the you know, so we don’t want spokespeople.

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Jaxie Alt, Co-CEO & CMO: We want people who really believe in our product, and are on this mission with us and so we’re very selective but absolutely the goal will be to continue to build a bigger, bigger, bigger roster of influencers from the micro all the way up to celebrity.

John Jannarone, Editor in Chief - IPO Edge: Great uh, this is an interesting question private label is there any private label production of biltong right now and could you actually get involved with in partnering with someone like trader joe’s.

Alex Hawkins, COO & CFO: I’d love to, no, private label is part of our business.

Alex Hawkins, COO & CFO: And it’s an important part of our business and also something unique to us given our vertical integration right. We can leverage this facility we have and utilize that excess capacity and produce private label which you know it, I’ll let Jaxie touch on this if she likes but.

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Alex Hawkins, COO & CFO: It’s it’s okay to have the private label brands out there, because we need to raise awareness of biltong and air dried meat to consumers in the entire country and anyone marketing.

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Alex Hawkins, COO & CFO: And having biltong or dried meat available for sale, I think benefits everybody, and so you know, we’re glad to continue to produce private label for, you know, select accounts.

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Alex Hawkins, COO & CFO: And we’ll continue to look to expand that as we grow, but you know, our primary business, obviously, is branded vertically integrated sales, but as we plan to always have excess capacity we’re going to always have some component I would think of private label in our in our business.

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John Jannarone, Editor in Chief - IPO Edge: Great um, this is an interesting question so obviously there’s a lot of consumer awareness, but how about investor awareness. Someone saying congrats on a research coverage launch, are you are you hopeful to see more of that in the near future?

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Jaxie Alt, Co-CEO & CMO: Oh yes, for sure.

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Jaxie Alt, Co-CEO & CMO: Yes, yes.

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John Jannarone, Editor in Chief - IPO Edge: Okay, let’s see, one more here.

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John Jannarone, Editor in Chief - IPO Edge: Okay, someone saying it looks like Michael again, he’s saying the slab is his favorite product, are we going to see that in brick and mortar store soon as I think it’s only online at the moment?

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Jaxie Alt, Co-CEO & CMO: Yeah it is sold on Stryve.com and on Amazon right now and we have a robust innovation pipeline, so I don’t know if I can.

Jaxie Alt, Co-CEO & CMO: 100% give you an answer for that, but I would tell you that it is a great product, we love that product and we’re looking at how could it, you know be everywhere, because it’s one of our favorites as well.

John Jannarone, Editor in Chief - IPO Edge: Okay someone’s asking about the the shelf life of the of the slab product, is it similar to the others, and you know this is this is very much a consumer question if if you open it and you refrigerate it, can you keep it for a long time, how do you store it?

Alex Hawkins, COO & CFO: Yeah it’s it’s generally the same shelf life, I think what you’ll find and some consumers prefer it, right. The interesting thing about biltong when you go to South Africa is that.

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Alex Hawkins, COO & CFO: It’s kind of like barbecue in the United States right. Every different region in the country has their own kind of flair and that’s the way to do it in their in their area and biltong is similar, so.

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Alex Hawkins, COO & CFO: You know, as we continue to scale, in the United States and create awareness, I think people are going to have their own preferences for.

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Alex Hawkins, COO & CFO: They prefer it a little drier, a little wetter so on and so forth right and so.

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Alex Hawkins, COO & CFO: Since our product is air dried once it’s out of the bag it’s going to continue to dry right and, over time, it becomes drier and drier, and some people love it, that’s the way they prefer it, some people prefer it the way it is the moment you open it up.

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Alex Hawkins, COO & CFO: But as far as when it’s in the package it’s got generally the same shelf life as our other products.

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John Jannarone, Editor in Chief - IPO Edge: Alright, great well, it looks like we’ve gotten through all the questions here, so thank you so much, everyone for tuning in especially.

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John Jannarone, Editor in Chief - IPO Edge: Well, especially for being here Jaxie and Alex.

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John Jannarone, Editor in Chief - IPO Edge: Thank you so much, if you’ve got any further questions for the company Jaxie or Alex send them to Editor@IPO-Edge.com and we will pass them along but thank you everyone for tuning in. Jaxie and Alex this is great thanks again.

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Jaxie Alt, Co-CEO & CMO: Thanks John.

Alex Hawkins, COO & CFO: Thank you.

Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination between Andina Acquisition Corp. III, a Cayman Islands exempted company (“Andina”) and Stryve Foods, LLC (“Stryve”) that is the subject of the Business Combination Agreement entered into by Andina and Stryve, among other parties, on January 28, 2021 (the “Business Combination Agreement”). Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “will”, “would”, “could”, “intend”, “aim”, “believe”, “anticipate”, “continue”, “target”, “milestone”, “expect”, “estimate”, “plan”, “outlook”, “objective”, “guidance” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, including, but not limited to, statements regarding Stryve’s plans, strategies, objectives, targets and expected financial performance. These forward-looking statements reflect Stryve’s current views and analysis of information currently available. This information is, where applicable, based on estimates, assumptions and analysis that Stryve believes, as of the date hereof, provide a reasonable basis for the information and statements contained herein. These forward-looking statements involve various known and unknown risks, uncertainties and other factors, many of which are outside the control of Andina, Stryve and their respective officers, employees, agents or associates. These risks, uncertainties, assumptions and other important factors, which could cause actual results to differ materially from those described in these forward-looking statements, include: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the inability to obtain or maintain the listing of Andina’s common stock on Nasdaq following consummation of the Business Combination; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Andina or to satisfy other conditions to closing in the Business Combination Agreement; (iv) the inability to meet the minimum cash requirements of the Business Combination Agreement due to the amount of cash available following any Andina shareholder redemptions or the inability to consummate a concurrent PIPE financing; (v) the risk that the proposed business combination disrupts current plans and operations of Stryve as a result of the announcement and consummation of the Business Combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; (viii) the ability of the combined company to recognize the anticipated benefits of the proposed business combination or meet its financial and strategic goals, which may be affected by, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability, maintain relationships with customers, suppliers and retailers and retain its management and key employees; (ix) the risk that retailers will choose to limit or decrease the number of retail locations in which Stryve’s products are carried or will choose not to carry or not to continue to carry Stryve’s products; (x) the possibility that Andina or Stryve may be adversely affected by other economic, business, and/or competitive factors; (xi) the effect of the COVID-19 pandemic on Andina and Stryve and their ability to consummate the proposed business combination; and (xii) other risks and uncertainties described from time to time in the Registration Statement, including those under the heading “Risk Factors” therein as well as other risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by Andina.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those projections and forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings, synergies and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information herein speaks only as of (1) the date hereof, in the case of information about Stryve, or (2) the date of such information, in the case of information from persons other than Stryve. Stryve undertakes no duty to update or revise the information contained herein. Forecasts and estimates regarding Stryve’s industry and end markets are based on sources that Stryve believes to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part.

No Offer or Solicitation

This Transcript shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This Transcript relates to a proposed Business Combination between Andina and Stryve. More information about the Business Combination can be found in the Registration Statement on Form S-4, which was filed with the U.S. Securities and Exchange Commission (“SEC”) and declared effective by the SEC on June 25, 2021 (the “Registration Statement”), which includes a proxy statement/prospectus, and in Andina’s other filings with the SEC.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ANDINA ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021, AND DECLARED EFFECTIVE BY THE SEC ON JUNE 25, 2021, AND INCLUDES THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH ANDINA’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED BUSINESS COMBINATION BECAUSE THE PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF ANDINA AS OF JUNE 7, 2021, THE RECORD DATE ESTABLISHED FOR VOTING ON THE PROPOSED BUSINESS COMBINATION.

Shareholders will also be able to obtain copies of the Registration Statement, including the proxy statement/prospectus, and any other documents filed by Andina with the SEC, free of charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

Andina and Stryve and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Andina’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Andina’s directors and officers in Andina’s filings with the SEC, including the Registration Statement which includes the definitive proxy statement/prospectus of Andina for the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Stryve’s directors and officers in the Registration Statement.